EPA continues process to study mining impacts in southwest Alaska

February 28, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") acknowledges that the U.S. Environmental Protection Agency is initiating a process under the Clean Water Act to investigate potential impacts on aquatic habitat and fisheries associated with mine development in southwest Alaska. This EPA process, which is a continuation of the Bristol Bay Assessment study initiated in 2011, will include consultation with the U.S. Army Corps of Engineers and the Pebble Limited Partnership (“Pebble Partnership” or “PLP”), the proponent of the Pebble Project.

In a news release issued today, the U.S. federal agency reports: “Based on input EPA receives during any one of these steps, the agency could decide that further review under Section 404c (of the Clean Water Act) is not necessary.”

“For a wide range of reasons, we remain confident that final decisions about Pebble will be made by federal and state regulators working within the rigorous National Environmental Policy Act (NEPA) permitting process, and not unilaterally and pre-emptively by EPA,” said Ron Thiessen, President & CEO of Northern Dynasty Minerals Ltd. “We will participate fully in EPA’s process to consider necessary safeguards to ensure that responsible mineral development can co-exist with clean water and healthy fisheries in Bristol Bay, and we will continue our efforts to prepare for the NEPA permitting process to come.”

Thiessen said both EPA and the Peer Reviewers they contracted to review the Bristol Bay Assessment have acknowledged that their study is insufficient as a foundation for regulatory decision-making with respect to the Pebble Project. In response to Peer Review comments on the Bristol Bay Assessment, EPA states: “The assessment is not intended to duplicate or replace a regulatory process”…and “We agree that a more detailed assessment of direct and indirect impacts of mining…will have to be done as part of the NEPA and permitting processes.”

Thiessen also noted that Northern Dynasty has submitted hundreds of pages of documentation to EPA Inspector General (IG), an independent office within the federal agency, calling for an investigation into the Bristol Bay Assessment. Based on Freedom of Information Act (FOIA) requests undertaken by the Pebble Partnership, the State of Alaska and others, Northern Dynasty’s submission to the EPA IG raises serious issues of bias, political motivation and collusion with environmental NGOs in the federal agency’s preparation of the Bristol Bay Assessment.

“The US and Alaska have among the most stringent environmental laws for the protection of fish and water in the world, and the Environmental Impact Statement (EIS) process under NEPA is the gold standard for ensuring that major project developments receive comprehensive, transparent and science-based assessment,” Thiessen said. “Given that, along with the global significance of the Pebble deposit and the inherent, well-documented limitations of the Bristol Bay Assessment study, including those acknowledged by EPA itself, we continue to have every confidence that final decisions about Pebble will be made in the future following a comprehensive NEPA/EIS permitting process.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A recent study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 500 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is the Pebble Project, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.